December 22, 2008
H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Corn Products International, Inc. (“Corn Products”) Commission File No. 1-13397
Dear Mr. Schwall:
     We are in receipt of your letter of November 26, 2008, concerning the staff’s review of the Corn Products report on Form 10-K for the year ended December 31, 2007 and definitive proxy statement on Schedule 14A filed April 4, 2008. Further to a telephone conversation between James Giugliano and Robin Kornmeyer, our Controller, on December 18, this is to advise you that we now believe that we will be in a position to respond to the comment letter by January 9, 2009.
     Thank you for your attention.
Sincerely,
/s/ John Lowe
John Lowe